[Letterhead of Sutherland Asbill & Brennan LLP]

STEVEN B. BOEHM

DIRECT LINE: 202.383.0176

E-mail: steven.boehm@sablaw.com

May 14, 2010

James E. O’Connor, Esq.

Attorney/Advisor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	FS Investment Corporation

Post-Effective Amendment No. 4 to Registration Statement on Form N-2 filed on April 16, 2010

File No: 333-149374 and 814-00757

Dear Mr. O’Connor:

On behalf of FS Investment Corporation (the “Company”), set forth below is the Company’s response to the oral comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company by telephone on May 14, 2010 regarding Post-Effective Amendment No. 4 (“Post-Effective Amendment No. 4”) to the Company’s Registration Statement on Form N-2 (File No. 333-149374) (the “Registration Statement”) and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s responses.

Fees and Expenses, pages 18-19

1. We refer to footnote (5) to the Fees and Expenses Table. Please revise your estimate of the capital gains incentive fees that the Company will pay over the following twelve months so that it reflects the annualized amount of incentive fees earned by the Company’s investment adviser during the last quarter.

Response: The Company has revised footnote (5) accordingly and revised the corresponding line item to the Fees and Expenses Table to reflect the annualized amount of

James E. O’Connor

Division of Investment Management

incentive fees earned by the Company’s investment adviser during the three months ended March 31, 2010.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 54

2. We refer to the Investment Management Agreement by and between Broad Street Funding, LLC and FS Investment Corporation. Please tell us why this is not an investment advisory agreement subject to Section 15(a) of the Investment Company Act of 1940.

Response: The Investment Management Agreement (the “Agreement”) was entered into by Broad Street Funding, LLC, the wholly-owned financing subsidiary of the Company (“Broad Street”), and the Company in connection with the establishment of the credit agreement with Deutsche Bank, New York Branch (“Deutsche Bank”). The Agreement is not subject to Section 15(a) of the Investment Company Act of 1940, as amended (the “1940 Act”), since Broad Street is not an investment company under the 1940 Act by virtue of Section 3(c)(7) of the 1940 Act. Moreover, the party performing advisory services under the Agreement is the Company itself. In particular, the Company’s investment adviser, FB Income Advisor, LLC (“FB Advisor”), is not a party to the Agreement and does not receive any fees under the Agreement. The only fees paid pursuant to the terms of the Agreement are made to the Company by Broad Street and are not reflected on the Company’s financial statements since Broad Street is a wholly-owned subsidiary of the Company, and the fees are eliminated since Broad Street is consolidated with the Company in the Company’s financial statements. In other words, there is no economic impact on the Company as a result of the terms of the Agreement. The purpose of the Agreement was for the Company to be deemed to retain management of the assets pledged as collateral under the terms of the credit agreement with Deutsche Bank.

3. Please include disclosure in the 497 final prospectus clarifying that the borrowings of Broad Street Funding, LLC, will be considered borrowings by FS Investment Corporation for purposes of the asset coverage requirements related to business development companies.

Response: The Company will include the following language in its final prospectus on Form 497 in response to your comment:

Borrowings of Broad Street will be considered borrowings of the Company for purposes of complying with the asset coverage requirements under the 1940 Act applicable to business development companies.

4. Please revise your disclosure relating to the credit facility to explain the practical effect of pledging the assets that serve as collateral under the credit facility to Deutsche Bank, including whether this gives Deutsche Bank a priority if the Company or Broad Street were to default on the terms of the credit agreement or file for bankruptcy protection. In addition, please confirm that the assets transferred to Broad Street are held in a custodial account as required by the Investment Company Act of 1940.

James E. O’Connor

Division of Investment Management

Response: The Company will include disclosure in its final prospectus on Form 497 to explain Deutsche Bank’s rights to the collateral held by Broad Street in the event that the Company or Broad Street were to default on the terms of the credit agreement or file for bankruptcy protection. In addition, the Company confirms that the assets transferred to Broad Street pursuant to the Asset Contribution Agreement entered into in connection with the credit facility are held in a custodial account maintained by Deutsche Bank Trust Company Americas, as required by the 1940 Act.

*    *    *

If you have any questions or additional comments concerning the foregoing, please contact Steve Boehm at (202) 383-0176 or Cynthia M. Krus at (202) 383-0218.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	Mr. Michael C. Forman
Cynthia M. Krus, Esq.